Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2019

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s 2018 Public QRT’s are included as appendix and incorporated herein by reference. Aegon’s 2018 Public QRT’s are referred to from Aegon’s 2018 Solvency and Financial Condition Report, dated May 13, 2019, which has been filed on May 24, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 24, 2019	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

Solvency and Financial Condition Report Group - QRTs 2018

2 SFCR 2018 Public QRTs Table of contents S.02.01.02 – Balance sheet 3 S.05.01.02 – Premiums, claims and expenses by line of business – Non-life 4 S.05.01.02 – Premiums, claims and expenses by line of business – Life 5 S.05.02.01 – Premiums, claims and expenses by country 2018 – Non-life 6 S.05.02.01 – Premiums, claims and expenses by country – Life 6 S.22.01.22 – Impact of long term guarantees and transitional measures 2018 7 S.23.01.22 – Own Funds Group 8 S.25.02.22 – Solvency Capital Requirement—for undertakings using the standard formula and partial internal model 10 S.32.01.22 – Undertakings in the scope of the group 11 Solvency and Financial Condition Report Group—QRTs Unaudited

3 SFCR 2018 Public QRTs S.02.01.02 – Balance sheet Amounts in EUR thousands Solvency II value Assets Intangible assets - Deferred tax assets 503,923 Pension benefit surplus - Property, plant & equipment held for own use 325,291 Investments (other than assets held for index-linked and unit-linked contracts) 49,737,830 Property (other than for own use) 3,483,719 Holdings in related undertakings, including participations 12,744,296 Equities 1,348,529 Equities—listed 1,291,367 Equities—unlisted 57,161 Bonds 23,334,419 Government Bonds 18,083,978 Corporate Bonds 3,093,120 Structured notes 47,071 Collateralised securities 2,110,249 Collective Investments Undertakings 3,574,195 Derivatives 4,991,003 Deposits other than cash equivalents 261,668 Other investments - Assets held for index-linked and unit-linked contracts 86,112,524 Loans and mortgages 21,393,451 Loans on policies 3,561 Loans and mortgages to individuals 18,200,387 Other loans and mortgages 3,189,503 Reinsurance recoverables from: 5,595,903 Non-life and health similar to non-life 29,312 Non-life excluding health 29,770 Health similar to non-life (458) Life and health similar to life, excluding health and index-linked and unit-linked 235,948 Health similar to life 64,254 Life excluding health and index-linked and unit-linked 171,694 Life index-linked and unit-linked 5,330,643 Deposits to cedants 114,898 Insurance and intermediaries receivables 727,477 Reinsurance receivables 54,113 Receivables (trade, not insurance) 1,470,511 Own shares (held directly) 332,812 Amounts due in respect of own fund items or initial fund called up but not yet paid in - Cash and cash equivalents 6,346,973 Any other assets, not elsewhere shown 247,759 Total assets 172,963,464 Amounts in EUR thousands Solvency II value Liabilities Technical provisions—non-life 313,756 Technical provisions—non-life (excluding health) 237,012 TP calculated as a whole - Best estimate 221,691 Risk margin 15,322 Technical provisions—health (similar to non-life) 76,743 TP calculated as a whole - Best estimate 60,218 Risk margin 16,525 TP—life (excluding index-linked and unit-linked) 41,611,512 Technical provisions—health (similar to life) 653,012 TP calculated as a whole - Best estimate 567,554 Risk margin 85,457 TP—life (excluding health and index-linked and unit-linked) 40,958,500 TP calculated as a whole - Best estimate 39,129,609 Risk margin 1,828,891 TP—index-linked and unit-linked 96,221,843 TP calculated as a whole - Best estimate 94,784,991 Risk margin 1,436,852 Contingent liabilities - Provisions other than technical provisions 118,822 Pension benefit obligations 3,972,410 Deposits from reinsurers 14,091 Deferred tax liabilities 212,532 Derivatives 2,899,287 Debts owed to credit institutions 2,085,765 Financial liabilities other than debts owed to credit institutions 470,172 Insurance & intermediaries payables 1,223,271 Reinsurance payables 99,930 Payables (trade, not insurance) 3,927,904 Subordinated liabilities 5,058,183 Subordinated liabilities not in BOF 164,714 Subordinated liabilities in BOF 4,893,469 Any other liabilities, not elsewhere shown 668,441 Total liabilities 158,897,919 Excess of assets over liabilities 14,065,545 Solvency and Financial Condition Report Group—QRTs Unaudited

4 SFCR 2018 Public QRTs

S.05.01.02 – Premiums, claims and expenses by line of business – Non-life

	Line of Business for: Non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)												Line of business for: accepted non-proportional reinsurance				Total
Amounts in EUR thousands	Medical expense insurance	Income protection insurance	Workers' compensation insurance	Motor vehicle liability insurance	Other motor insurance	Marine, aviation and transport insurance	Fire and other damage to property insurance	General liability insurance	Credit and suretyship insurance	Legal expenses insurance	Assistance	Miscellaneous financial loss	Health	Casualty	Marine, aviation, transport	Property	
Premiums written																	
Gross - Direct Business	105,645	134,916	7,177	73,366	38,738	164	244,084	30,196	133	13,420	3,202	1,379	-	-	-	-	652,421
Gross - Proportional reinsurance accepted	329	-	-	96	11,088	-	10,196	1,442	-	-	-	16,340	-	-	-	-	39,491
Gross - Non-proportional reinsurance accepted													-	-	-	91	91
Reinsurers' share	3,069	1,930	1,764	1,337	762	46	38,330	946	-	-	-	10,887	-	-	-	-	59,071
Net	**102,905**	**132,985**	**5,413**	**72,125**	**49,064**	**118**	**215,950**	**30,693**	**133**	**13,420**	**3,202**	**6,832**	**-**	**-**	**-**	**91**	**632,932**
Premiums earned																	
Gross - Direct Business	106,385	134,756	6,365	70,558	38,227	165	237,622	27,976	134	13,490	3,176	1,335	-	-	-	-	640,189
Gross - Proportional reinsurance accepted	356	-	-	96	11,091	-	16,677	1,442	-	-	-	12,606	-	-	-	-	42,268
Gross - Non-proportional reinsurance accepted													-	-	-	91	91
Reinsurers' share	3,085	1,834	1,373	1,337	762	46	37,848	945				6,579	-	-	-	-	53,809
Net	**103,657**	**132,923**	**4,991**	**69,317**	**48,556**	**119**	**216,450**	**28,473**	**134**	**13,490**	**3,176**	**7,362**	**-**	**-**	**-**	**91**	**628,739**
Claims incurred																	
Gross - Direct Business	74,490	69,445	884	41,068	18,687	21	100,810	7,566	14	11,659	2,046	839	-	-	-	-	327,530
Gross - Proportional reinsurance accepted	7650.00	-	-	14	7,104	-	7,436	(1)	-	-	9	1,940	-	-	-	-	16,510
Gross - Non-proportional reinsurance accepted													-	-	-	-	-
Reinsurers' share	737	294	294	(110)	62	-	19,175	196	-	-	-	1,107	-	-	-	-	21,755
Net	**73,760**	**69,151**	**590**	**41,192**	**25,730**	**21**	**89,071**	**7,369**	**14**	**11,659**	**2,055**	**1,672**					**322,285**
Changes in other technical provisions																	
Gross - Direct Business	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross - Proportional reinsurance accepted	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted													-	-	-	-	-
Reinsurers' share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses incurred	6,411	44,122	3,422	36,131	18,584	183	104,497	9,676	49	5,650	1,146	7,299	-	-	-	-	237,170
Other expenses																	(150)
Total expenses																	**237,020**

AEGON Solvency and Financial Condition Report Group - QRTs Unaudited

5 SFCR 2018 **Public QRTs**

S.05.01.02 – Premiums, claims and expenses by line of business – Life

	Line of Business for: Life insurance obligations						Life insurance obligations		Total
Amounts in EUR thousands	Health insurance	Insurance with profit participation	Index-linked and unit-linked insurance	Other life insurance	Annuities stemming from non-life insurance contracts and relating to health insurance obligations	Annuities stemming from non-life insurance contracts and relating to insurance obligations other than health insurance obligations	Health reinsurance	Life reinsurance	
Premiums written									
Gross	1,858,162	608,202	11,368,162	6,276,812	-	-	7,183	1,332,162	21,450,684
Reinsurers' share	168,671	195	27,948	1,227,925	-	-	-	1,855,317	3,280,055
Net	**1,689,492**	**608,007**	**11,340,214**	**5,048,887**	**-**	**-**	**7,183**	**(523,155)**	**18,170,628**
Premiums earned									
Gross	1,857,380	608,195	11,368,156	6,268,787	-	-	7,183	1,326,708	21,436,409
Reinsurers' share	168,671	195	27,948	1,233,308	-	-	-	1,855,317	3,285,438
Net	**1,688,709**	**608,000**	**11,340,208**	**5,035,480**	**-**	**-**	**7,183**	**(528,609)**	**18,150,971**
Claims incurred									
Gross	1,305,822	1,447,057	12,785,181	5,939,849	13,332	1,459	2,454	1,361,779	22,856,934
Reinsurers' share	194,098	60	170,137	1,314,599	-	-	-	1,296,887	2,975,782
Net	**1,111,724**	**1,446,997**	**12,615,045**	**4,625,250**	**13,332**	**1,459**	**2,454**	**64,892**	**19,881,152**
Changes in other technical provisions									
Gross	-	-	-	-	-	-	-	-	-
Reinsurers' share	-	-	-	-	-	-	-	-	-
Net	-	-	-	-	-	-	-	-	-
Expenses incurred	560,242	133,297	812,389	1,263,883	-	183	1,772	(319,865)	2,451,901
Other expenses									446,010
Total expenses									**2,897,912**

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

6 SFCR 2018 **Public QRTs**

S.05.02.01 – Premiums, claims and expenses by country 2018 – Non-life

Amounts in EUR thousands	Home country NL	Top 5 countries (by amount of gross premiums written) - Non-life obligations HU	ES	GB	SK	DE	Total Top 5 and home country
Premiums written							
Gross - Direct Business	199,440	220,682	168,056	15,068	11,316	11,125	625,687
Gross - Proportional reinsurance accepted	-	16,186	16,621	6,684	-	-	39,491
Gross - Non proportional reinsurance accepted	-	-	-	91	-	-	91
Reinsurers' share	4,514	6,745	44,183	2,049	621	-	58,113
Net	**194,925**	**230,124**	**140,494**	**19,794**	**10,694**	**11,125**	**607,156**
Premium earned							
Gross - Direct Business	198,475	212,634	165,589	14,400	11,297	11,125	613,520
Gross - Proportional reinsurance accepted	-	16,153	19,432	6,684	-	-	42,268
Gross - Non proportional reinsurance accepted	-	-	-	91	-	-	91
Reinsurers' share	4,514	7,093	38,537	2,081	621		52,847
Net	**193,960**	**221,693**	**146,484**	**19,094**	**10,676**	**11,125**	**603,033**
Claims incurred							
Gross - Direct Business	125,878	73,574	109,470	4,315	2,825	4,212	320,274
Gross - Proportional reinsurance accepted	(330)	9,059	6,488	1,292	-	-	16,510
Gross - Non proportional reinsurance accepted	-	-	-	-	-	-	-
Reinsurers' share	2,804	212	17,944	444	295	-	21,699
Net	**122,744**	**82,421**	**98,014**	**5,164**	**2,530**	**4,212**	**315,085**
Changes in other technical provisions							
Gross - Direct Business	-	-	-	-	-	-	-
Gross - Proportional reinsurance accepted	-	-	-	-	-	-	-
Gross - Non proportional reinsurance accepted	-	-	-	-	-	-	-
Reinsurers' share	-	-	-	-	-	-	-
Net	-	-	-	-	-	-	-
Expenses incurred	82,789	85,582	41,925	11,016	5,230	5,823	232,365
Other expenses							(150)
Total expenses							**232,216**

S.05.02.01 – Premiums, claims and expenses by country – Life

Amounts in EUR thousands	Home country NL	Top 5 countries (by amount of gross premiums written) - Life obligations GB	US	BM	CN	JP	Total Top 5 and home country
Premium written							
Gross	1,783,380	9,481,259	8,527,777	553,690	238,475	192,640	20,777,222
Reinsurers' share	15,638	237,022	2,760,071	218,846	-	20,937	3,252,513
Net	**1,767,743**	**9,244,237**	**5,767,707**	**334,844**	**238,475**	**171,703**	**17,524,708**
Premium earned							-
Gross	1,782,724	9,481,259	8,527,777	553,690	238,475	179,710	20,763,635
Reinsurers' share	15,638	237,022	2,760,071	218,846	-	26,432	3,258,008
Net	**1,767,086**	**9,244,237**	**5,767,707**	**334,844**	**238,475**	**153,279**	**17,505,628**
Claims incurred							-
Gross	3,408,950	10,865,336	7,836,619	215,670	24,980	135,710	22,487,264
Reinsurers' share	(9,242)	144,861	2,565,861	261,990	-	8,202	2,971,672
Net	**3,418,192**	**10,720,475**	**5,270,757**	**(46,320)**	**24,980**	**127,508**	**19,515,592**
Changes in other technical provisions							
Gross	-	-	-	-	-	-	-
Reinsurers' share	-	-	-	-	-	-	-
Net	-	-	-	-	-	-	-
Expenses incurred	285,279	493,585	1,210,817	52,884	74,457	69,922	2,186,946
Other expenses							444,882
Total expenses							**2,631,828**

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

7 SFCR 2018 Public QRTs S.22.01.22 – Impact of long term guarantees and transitional measures 2018 Amount with Long Term Guarantee Impact of Impact of Impact of volatility Impact of matching measures and transitional on transitional on adjustment set adjustment set Amounts in EUR thousands transitionals technical provisions interest rate to zero to zero Technical provisions 138,147,110 110,334 — 1,668,488 51,843 Basic own funds 8,517,581 (82,193) — (1,283,769) (32,036) Eligible own funds to meet Solvency Capital Requirement 17,602,238 (82,193) — (1,283,769) (32,036) Solvency Capital Requirement 8,348,537 (2,943) — 930,490 45,871 Solvency and Financial Condition Report Group—QRTs Unaudited

8 SFCR 2018 **Public QRTs**

S.23.01.22 – Own Funds Group

Amounts in EUR thousands	**Total**	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Basic own funds before deduction for participations in other financial sector					
Ordinary share capital (gross of own shares)	321,680	321,680	-	-	-
Non-available called but not paid in ordinary share capital at group level	-	-	-	-	-
Share premium account related to ordinary share capital	7,486,656	7,486,656	-	-	-
Initial funds, members' contributions or the equivalent basic own - fund item for mutual and mutual-type undertakings	-	-	-	-	-
Subordinated mutual member accounts	-	-	-	-	-
Non-available subordinated mutual member accounts at group level	-	-	-	-	-
Surplus funds	-	-	-	-	-
Non-available surplus funds at group level	-	-	-	-	-
Preference shares	-	-	-	-	-
Non-available preference shares at group level	-	-	-	-	-
Share premium account related to preference shares	-	-	-	-	-
Non-available share premium account related to preference shares at group level	-	-	-	-	-
Reconciliation reserve	5,185,781	5,185,781	-	-	-
Subordinated liabilities	4,893,469	-	3,406,477	1,486,992	-
Non-available subordinated liabilities at group level	-	-	-	-	-
An amount equal to the value of net deferred tax assets	503,923	-	-	-	503,923
The amount equal to the value of net deferred tax assets not available at the group level	-	-	-	-	-
Other items approved by supervisory authority as basic own funds not specified above	-	-	-	-	-
Non available own funds related to other own funds items approved by supervisory authority	151,860	151,860	-	-	-
Minority interests (if not reported as part of a specific own fund item)	-	-	-	-	-
Non-available minority interests at group level	-	-	-	-	-
Own funds from the financial statements that shall not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds	-	-	-	-	-
Own funds from the financial statements that shall not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds	-	-	-	-	-
Deductions	-	-	-	-	-
Deductions for participations in other financial undertakings, including non-regulated undertakings carrying out financial activities	1,285,131	1,285,131	-	-	-
whereof deducted according to art 228 of the Directive 2009/138/EC	*635,856*	*635,856*	-	-	-
Deductions for participations where there is non-availability of information (Article 229)	-	-	-	-	-
Deduction for participations included by using D&A when a combination of methods is used	8,435,382	6,000,958	1,694,669	739,755	-
Total of non-available own fund items	151,860	151,860	-	-	-
Total deductions	**9,872,373**	**7,437,948**	**1,694,669**	**739,755**	**-**
Total basic own funds after deductions	**8,517,581**	**5,554,614**	**1,711,808**	**747,237**	**503,923**
Ancillary own funds					
Unpaid and uncalled ordinary share capital callable on demand	-	-	-	-	-
Unpaid and uncalled initial funds, members' contributions or the equivalent basic own fund item for mutual and mutual - type undertakings, callable on demand	-	-	-	-	-
Unpaid and uncalled preference shares callable on demand	-	-	-	-	-
A legally binding commitment to subscribe and pay for subordinated liabilities on demand	-	-	-	-	-
Letters of credit and guarantees under Article 96(2) of the Directive 2009/138/EC	-	-	-	-	-
Letters of credit and guarantees other than under Article 96(2) of the Directive 2009/138/EC	-	-	-	-	-
Supplementary members calls under first subparagraph of Article 96(3) of the Directive 2009/138/EC	-	-	-	-	-
Supplementary members calls - other than under first subparagraph of Article 96(3) of the Directive 2009/138/EC	-	-	-	-	-
Non available ancillary own funds at group level	-	-	-	-	-
Other ancillary own funds	-	-	-	-	-
Total ancillary own funds	**-**	**-**	**-**	**-**	**-**

CONTINUED >

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

9 SFCR 2018 **Public QRTs**

S.23.01.22 – Own Funds Group (continued)

Amounts in EUR thousands	**Total**	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Own funds of other financial sectors					
Credit institutions, investment firms, financial institutions, alternative investment fund managers, financial institutions - Total	559,365	559,365	-	-	-
Institutions for occupational retirement provision	14,159	14,159	-	-	-
Non regulated entities carrying out financial activities	75,750	75,750	-	-	-
Total own funds of other financial sectors	649,275	649,275	-	-	-
Own funds when using the D&A, exclusively or in combination of method 1			-	-	-
Own funds aggregated when using the D&A and combination of method	8,435,382	6,000,958	1,501,236	933,188	-
Own funds aggregated when using the D&A and a combination of method net of IGT	8,435,382	6,000,958	1,501,236	933,188	-
Total available own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	8,517,581	5,554,614	1,711,808	747,237	503,923
Total available own funds to meet the minimum consolidated group SCR	8,013,658	5,554,614	1,711,808	747,237	
Total eligible own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	8,517,581	5,554,614	1,388,653	1,070,391	503,923
Total eligible own funds to meet the minimum consolidated group SCR	7,333,772	5,554,614	1,388,653	390,505	
Minimum consolidated Group SCR	1,952,523				
Ratio of Eligible own funds to Minimum Consolidated Group SCR	376%				
Total eligible own funds to meet the group SCR (including own funds from other financial sector and from the undertakings included via D&A)	**17,602,238**	**12,204,846**	**2,889,889**	**2,003,579**	**503,923**
Group SCR	8,348,537	-	-	-	-
Ratio of Eligible own funds to group SCR including other financial sectors and the undertakings included via D&A	211%	-	-	-	-
Reconciliation reserve					
Excess of assets over liabilities	14,065,545	-	-	-	-
Own shares (included as assets on the balance sheet)	332,812	-	-	-	-
Foreseeable dividends, distributions and charges	-	-	-	-	-
Other basic own fund items	8,312,259	-	-	-	-
Adjustment for restricted own fund items in respect of matching adjustment portfolios and ring fenced funds	233,486	-	-	-	-
Other non available own funds	1,206	-	-	-	-
Reconciliation reserve before deduction for participations in other financial sector	5,185,781	-	-	-	-
Expected profits					
Expected profits included in future premiums (EPIFP) - Life Business	1,309,068	-	-	-	-
Expected profits included in future premiums (EPIFP) - Non- life business	46,560	-	-	-	-
Total EPIFP	**1,355,627**	**-**	**-**	**-**	**-**

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

10 SFCR 2018 **Public QRTs**

S.25.02.22 – Solvency Capital Requirement - for undertakings using the standard formula and partial internal model

Amounts in EUR thousands

	Components description	Calculation of the Solvency Capital Requirement	Amount modelled	USP	Simplifications
C0010	C0020	C0030	C0070	C0090	C0120
1	Market risk (SF)	897,645	-	-	-
2	Market risk (IM)	2,714,146	2,714,146	-	-
3	Counterparty default risk (SF)	368,297	-	-	-
4	Counterparty default risk (IM)	21,674	21,674	-	-
5	Life underwriting risk (SF)	1,009,062	-	-	-
6	Life underwriting risk (IM)	2,340,948	2,340,948	-	-
7	Health underwriting risk (SF)	331,996		-	-
8	Health underwriting risk (IM)	-	-	-	-
9	Non-life underwriting risk (SF)	138,425		-	-
10	Non-life underwriting risk (IM)	-	-	-	-
11	Intangible asset risk (SF)	-	-	-	-
12	Intangible asset risk (IM)	-	-	-	-
13	Operational risk (SF)	288,201	-	-	-
14	Operational risk (IM)	298,983	298,983	-	-
15	LAC Technical Provisions (negative amount) (SF)	-	-	-	-
16	LAC Technical Provisions (negative amount) (IM)	-	-	-	-
17	LAC Deferred Taxes (negative amount)	(756,144)	-	-	-

Amounts in EUR thousands

Total undiversified components	R0110	7,653,235
Diversification	R0060	(2,999,639)
Capital requirement for business operated in accordance with Art. 4 of Directive 2003/41/EC	R0160	-
Solvency Capital Requirement excluding capital add-on	R0200	**4,653,596**
Capital add-on already set	R0210	-
Solvency capital requirement for undertakings under consolidated method	R0220	**5,099,875**
Other information on SCR		
Amount/estimate of the overall loss-absorbing capacity of technical provisions	R0300	(30,233)
Amount/estimate of the overall loss-absorbing capacity ot deferred taxes	R0310	(756,144)
Capital requirement for duration-based equity risk sub-module	R0400	-
Total amount of Notional Solvency Capital Requirements for remaining part	R0410	4,872,736
Total amount of Notional Solvency Capital Requirements for ring fenced funds	R0420	83,655
Total amount of Notional Solvency Capital Requirement for matching adjustment portfolios	R0430	129,237
Diversification effects due to RFF nSCR aggregation for article 304	R0440	-
Minimum consolidated group solvency capital requirement	R0470	1,952,523
Information on other entities		
Capital requirement for other financial sectors (Non-insurance capital requirements)	R0500	432,033
Capital requirement for other financial sectors (Non-insurance capital requirements) - Credit institutions, investment firms and financial institutions, alternative investment funds managers, UCITS management companies	R0510	378,528
Capital requirement for other financial sectors (Non-insurance capital requirements) - Institutions for occupational retirement provisions	R0520	5,575
Capital requirement for other financial sectors (Non-insurance capital requirements) - Capital requirement for non-regulated entities carrying out financial activities	R0530	47,930
Capital requirement for non-controlled participation requirements	R0540	-
Capital requirement for residual undertakings	R0550	14,246
Overall SCR		
SCR for undertakings included via D and A	R0560	3,248,662
Solvency capital requirement	R0570	**8,348,537**

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

11 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 5493009SPOGMHKCQG643 1—LEI Transamerica Pacific Insurance 1—Life insurance undertaking Corporation 2—Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules Company, Ltd. US F1PLTWZ8OU4HQGZQAP31 1—LEI Transamerica Advisors Life 1—Life insurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules Insurance Company US IESWU3ORVB7T21TZOK62 1—LEI Transamerica Life Insurance 1—Life insurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules Company US 0L6CM7SPOSGAEQJK0J73 1—LEI Transamerica Premier Life 1—Life insurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules Insurance Company US EG0GJY3CGOTGWBG64Z75 1—LEI Transamerica Financial Life 1—Life insurance undertaking Corporation 2—Non-mutual New York Department 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules Insurance Company of Financial Services US 549300XX9C0OGHTMTQ11 1—LEI Transamerica Casualty 1—Life insurance undertaking Corporation 2—Non-mutual Ohio Department 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules Insurance Company of Insurance US 549300FGO9JLKGVZTF71 1—LEI River Ridge Insurance 1—Life insurance undertaking Corporation 2—Non-mutual Vermont Department 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules Company of Financial Regulation BM 5493005M7H149SPFW983 1—LEI Transamerica Life 1—Life insurance undertaking Exempted Company 2—Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules International (Bermuda) Ltd Limited by Shares Authority BM 549300G481NLE2F1CB87 1—LEI Transamerica Life (Bermuda) 1—Life insurance undertaking Limited by Shares 2—Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules Ltd. Authority NL 724500AM4MYHCTRLF551 1—LEI N.V. Levensverzekering— 1—Life insurance undertaking Naamloze 2—Non-mutual De Nederlandsche Bank 33.33% 33.33% 33.33% 2—Significant 33.33% 1—Included in the scope 3—Method 1: Adjusted equity Maatschappij “De Hoop” vennootschap (NV) method NL 5493003SPEWN841SWG39 1—LEI AEGON Levensverzekering 1—Life insurance undertaking Naamloze 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation N.V. vennootschap (NV) NL 549300CHB5Q2591H4S21 1—LEI AEGON Spaarkas N.V. 1—Life insurance undertaking Naamloze 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation vennootschap (NV) NL 549300C705V5I1QIHO86 1—LEI Optas Pensioenen N.V. 1—Life insurance undertaking Naamloze 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation vennootschap (NV) CZ 31570010000000023569 1—LEI AEGON Pojištovna, a.s. 1—Life insurance undertaking Private Company 2—Non-mutual Ceska Narodni Banka 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation PL 259400V1O5VA6Q1W6M65 1—LEI AEGON Towarzystwo 1—Life insurance undertaking Private Company 2—Non-mutual Komisja Nadzoru 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Ubezpieczeń na Życie Spóĺka Finansowego Akcyjna SK 315700JCRD1AND4SXO36 1—LEI AEGON Źivotná poistovňa, a.s. 1—Life insurance undertaking Private Company 2—Non-mutual Narodna Banka Slovenska 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation TR 789000YBW1GZ8EHB5L13 1—LEI AEGON EMEKLİLİK VE HAYAT 1—Life insurance undertaking Private Company 2—Non-mutual Capital Markets Board of Turkey 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 5—Method 2: Solvency II BR 54930095O77VVERKG006 1—LEI Mongeral AEGON Seguros e 1—Life insurance undertaking Private Company 2—Non-mutual Superintendência de 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 7—Method 2: Local rules Previdência SA Seguros Privados CN 3003008RJ9AEOYOVNK85 1—LEI Aegon THTF Life Insurance 1—Life insurance undertaking Private Company 2—Non-mutual China Insurance 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 5—Method 2: Solvency II Co., Ltd. Regulatory Commission JP 3538001467IJKQTVXZ11 1—LEI AEGON Sony Life Insurance 1—Life insurance undertaking Private Company 2—Non-mutual Financial Services Agency 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 7—Method 2: Local rules Co., Ltd. (Japan) GB 213800X1T29YFAYMPC26 1—LEI Scottish Equitable plc 1—Life insurance undertaking Public Limited 2—Non-mutual The Prudential Regulation 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Company Authority IN 3358006ZVG6LSYJNV614 1—LEI Aegon Life Insurance 1—Life insurance undertaking Public Limited 2—Non-mutual Insurance Regulatory and 49.00% 49.00% 49.00% Aegon has a call option over Aegon Employee 2—Significant 49.00% 1—Included in the scope 5—Method 2: Solvency II Company Limited Company Development Authority Benefits Trust and could have a call option over a portion of BCCL’s shares in India JV. ES 9598007TGFFJ24RXG723 1—LEI Liberbank Vida y Pensiones, 1—Life insurance undertaking Sociedad Anónima 2—Non-mutual Direccion General de 50.00% 50.00% 50.00% Generally decisions adopted by absolute majority of 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional Seguros y Reaseguros S.A. (SA) Seguros y Fondos de shares. exceptions exist Reserving related matters consolidation Pensiones when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder. ES 959800TNUM2TV0D7HB66 1—LEI SANTANDER VIDA SEGUROS 1—Life insurance undertaking Sociedad Anónima 2—Non-mutual Direccion General de 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2—Significant 51.00% 1—Included in the scope 2—Method 1: Proportional Y REASEGUROS, S.A. (SA) Seguros y Fondos de shares. exceptions exist Reserving related matters consolidation Pensiones when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder. PT 959800S4Y2DCN7EVAG59 1—LEI AEGON SANTANDER 1—Life insurance undertaking Sociedade anónima 2—Non-mutual Autoridade de Supervisão 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2—Significant 51.00% 1—Included in the scope 2—Method 1: Proportional PORTUGAL VIDA— (SA) de Seguros e Fundos de shares. exceptions exist Reserving related matters consolidation COMPANHIA DE SEGUROS Pensões when 2/3 of votes is required. Aegon has no control. DE VIDA S.A. but exercises this along with other shareholder. IE 5493009T9CZP0MOE0E15 1—LEI Esprit Insurance Designated 2—Non life insurance undertaking Designated Activity 2—Non-mutual Central Bank of Ireland 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Activity Company Company (Ltd. by Shares) (DAC) GB 2138006PPB8GBYSGJC74 1—LEI Stonebridge International 2—Non life insurance undertaking Limited by Shares 2—Non-mutual The Prudential Regulation 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Insurance Ltd. Authority NL 549300TPP7QUEOY5QS39 1—LEI AEGON Schadeverzekering N.V. 2—Non life insurance undertaking Naamloze 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation vennootschap (NV) ES 959800DGNJ1GACEM9J49 1—LEI SANTANDER GENERALES 2—Non life insurance undertaking Sociedad Anónima 2—Non-mutual Direccion General de 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2—Significant 51.00% 1—Included in the scope 2—Method 1: Proportional SEGUROS Y REASEGUROS, (SA) Seguros y Fondos de shares. exceptions exist Reserving related matters consolidation S.A. Pensiones when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder. PT 9598001GSAW026UNLE02 1—LEI AEGON SANTANDER 2—Non life insurance undertaking Sociedade anónima 2—Non-mutual Autoridade de Supervisão 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2—Significant 51.00% 1—Included in the scope 2—Method 1: Proportional PORTUGAL NÃO VIDA— (SA) de Seguros e Fundos de shares. exceptions exist Reserving related matters consolidation COMPANHIA DE SEGUROS S.A. Pensões when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder. HU 2138002WE79XZSYJB750 1—LEI AEGON Magyarország 4—Composite undertaking Private Company 2—Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Általános Biztosító Zártkörúen Müködö Részvénytársaság ES 549300CUCUP9990FPP88 1—LEI AEGON España, S.A.U. de 4—Composite undertaking Sociedad Anónima 2—Non-mutual Direccion General de 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Seguros y Reaseguros Unipersonal (SAU) Seguros y Fondos de Pensiones CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

12 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 549300EBW500IR6QOF11 1—LEI WFG Reinsurance Limited 3—Reinsurance undertaking Corporation 2—Non-mutual Hawaii Insurance Division 51.00% 51.00% 51.00% 1—Dominant 51.00% 1—Included in the scope 7—Method 2: Local rules US 5493005N0P0HDBHNGS46 1—LEI Ironwood Re Corp. 3—Reinsurance undertaking Corporation 2—Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules US 549300PLTRQIXEQSKZ20 1—LEI TLIC Oakbrook Reinsurance 3—Reinsurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Inc. US 549300WP3PZ60MMXHF64 1—LEI TLIC Riverwood Reinsurance, 3—Reinsurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Inc. US 549300Y0RURXSZUUM173 1—LEI TLIC Watertree Reinsurance 3—Reinsurance undertaking Corporation 2—Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Inc. US 549300Q4BUS0CAEMHR56 1—LEI LIICA Re II, Inc. 3—Reinsurance undertaking Corporation 2—Non-mutual Vermont Department 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method of Financial Regulation US 549300R1CL1OVOLXL798 1—LEI MLIC Re I, Inc. 3—Reinsurance undertaking Corporation 2—Non-mutual Vermont Department 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method of Financial Regulation US 549300UL5IBO9DIQJ515 1—LEI Pine Falls Re, Inc. 3—Reinsurance undertaking Corporation 2—Non-mutual Vermont Department 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method of Financial Regulation US 549300MQMF0VTIKZTF37 1—LEI Stonebridge Reinsurance 3—Reinsurance undertaking Corporation 2—Non-mutual Vermont Department 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Company of Financial Regulation BM 549300LHOHO3NF3RMJ73 1—LEI SA Reinsurance Ltd. 3—Reinsurance undertaking Limited by Shares 2—Non-mutual Bermuda Monetary 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 7—Method 2: Local rules Authority BM 549300F53XTGWVRTP875 1—LEI Transamerica International Re 3—Reinsurance undertaking Limited by Shares 2—Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 7—Method 2: Local rules (Bermuda) Ltd. Authority NL 549300LR1M1H1UFEDH67 1—LEI Blue Square Re N.V. 3—Reinsurance undertaking Naamloze 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation vennootschap (NV) BR 549300C4PPOXUZVGZF76 1—LEI Transamerica International Re 3—Reinsurance undertaking Private Company 2—Non-mutual Superintendência de 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Escritorio de Representacao Seguros Privados no Brasil Ltd NL 724500GN5HQ87O4RLC12 1—LEI AEGON Brazil Holding B.V. 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 724500PXWI3E446KEX31 1—LEI AEGON Czech Republic 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Holding B.V. as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 724500TOC1GK64ILRE95 1—LEI AEGON DMS Holding B.V. 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 7245007CB23NPKLTAF76 1—LEI AEGON Hungary Holding B.V. 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 7245005V3YIB25655F12 1—LEI AEGON Hungary Holding II 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation B.V. as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 724500BNI7FJN7RDZL50 1—LEI AEGON India Holding B.V. 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 724500DI4AFL8RDQEG22 1—LEI AEGON International B.V. 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 724500Y7NP3685CEEV89 1—LEI AEGON Ireland Holding B.V. 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 724500NHLYEPGXHSA148 1—LEI AEGON Poland/Romania 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Holding B.V. as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 724500PBL1A2TVQKAX63 1—LEI AEGON Slovakia Holding B.V. 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 724500VCE5M77E44XC35 1—LEI AEGON Spain Holding B.V. 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC NL 724500J2DTRKSYFGBT31 1—LEI AEGON Turkey Holding B.V. 5—Insurance holding company Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) vennootschap (BV) of Directive 2009/138/EC US 549300EK264PVU3MXI25 1—LEI AEGON Management 5—Insurance holding company Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Company as defined in Article 212(1) (f) of Directive 2009/138/EC US 549300MWIOC0W2Z2ZM36 1—LEI Commonwealth General 5—Insurance holding company Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Corporation as defined in Article 212(1) (f) of Directive 2009/138/EC US FY3O3L8GSDIMQ51Q5H26 1—LEI Transamerica Corporation 5—Insurance holding company Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800S7RU2S9VUO2227 1—LEI AEGON Holdings (UK) Limited 5—Insurance holding company Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation as defined in Article 212(1) (f) of Directive 2009/138/EC CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

13 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking GB 213800FHP235751PZS37 1—LEI Scottish Equitable Holdings 5—Insurance holding company as Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Limited defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800UR9NMDEAS51K32 1—LEI Cornerstone International 5—Insurance holding company as Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Holdings Ltd. defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800HW5JU8BA4IMC33 1—LEI AEGON UK plc 5—Insurance holding company as Public Limited 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 212(1) (f) of Directive Company 2009/138/EC NL 724500XKR0HKSLU3IX44 1—LEI AEGON Europe Holding B.V. 7—Mixed financial holding company as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 212(1)(h) of Directive vennootschap (BV) 2009/138/EC NL O4QK7KMMK83ITNTHUG69 1—LEI AEGON N.V. 7—Mixed financial holding company as Naamloze 2—Non-mutual De Nederlandsche Bank 1—Dominant 1—Included in the scope 1—Method 1: Full consolidation defined in Article 212(1)(h) of Directive vennootschap (NV) 2009/138/EC NL 549300Q3DX11LN548072 1—LEI AEGON Nederland N.V. 7—Mixed financial holding company as Naamloze 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 212(1)(h) of Directive vennootschap (NV) 2009/138/EC ES 959800STA0C4RRLGAB80 1—LEI AEGON Administracion y 10—Ancillary services undertaking as Agrupación de 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Servicios Aie defined in Article 1 (53) of Delegated Interés Económico Regulation (EU) 2015/35 (AIE) NL 27076669NL10009 2—Specific PBTC (Powered By 10—Ancillary services undertaking as Besloten 2—Non-mutual 23.09% 23.09% 23.09% 2—Significant 23.09% 1—Included in the scope 2—Method 1: Proportional code The Crowd) B.V. defined in Article 1 (53) of Delegated vennootschap (BV) consolidation Regulation (EU) 2015/35 NL 27076669NL10012 2—Specific AMVEST Development 10—Ancillary services undertaking as Besloten 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional code Fund B.V. defined in Article 1 (53) of Delegated vennootschap (BV) consolidation Regulation (EU) 2015/35 NL 724500XN2QI8YGC9R673 1—LEI AMVEST Vastgoed B.V. 10—Ancillary services undertaking as Besloten 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional defined in Article 1 (53) of Delegated vennootschap (BV) consolidation Regulation (EU) 2015/35 NL 724500XV5S7H3JY72005 1—LEI AEGON Administratie B.V. 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 724500TPYP3DXYWG9N63 1—LEI AEGON Administratieve 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Dienstverlening B.V. defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 724500UH6Q0L2X7W1E02 1—LEI Aegon Advies B.V. 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 724500FULFF65L4FGQ78 1—LEI AEGON Bemiddeling B.V. 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 72450030UBZJ2I3F1M72 1—LEI AEGON Capital Management 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation US B.V. defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 7245004PI4RB6Z2IA840 1—LEI Aegon DL B.V. 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 724500GPD8BLPYEIBI04 1—LEI AEGON Global Investment 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Fund B.V. defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 54930098NGNU8PNSRM28 1—LEI AEGON Treasury 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Investments B.V. defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 724500NP0V3C855X2210 1—LEI AEGON Vast Goed III B.V. 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 724500ULUXMNKCYSAZ11 1—LEI AEGON Vast Goed IV B.V. 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 724500CRNPD9VT3I5993 1—LEI AMVEST Home Free B.V. 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL 724500NZPODZAC8SI487 1—LEI Vastgoedmaatschappij 10—Ancillary services undertaking as Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Inpa B.V. defined in Article 1 (53) of Delegated vennootschap (BV) Regulation (EU) 2015/35 US 549300KV2W3QZ8UJ3251 1—LEI US PENG, INC. 10—Ancillary services undertaking as Corporation 1—Mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300P14I8AMF56R295 1—LEI AEGON Asset Management 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Services, Inc. defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300MZ6RZWGMOPSM17 1—LEI AEGON Institutional Markets, 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Inc. defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493000V8U2TEGWJ4Q27 1—LEI AFSG Securities Corporation 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

14 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 549300WQR0QLZKV7PY19 1—LEI AUSA Properties, Inc. 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300LDNKDB2BD4NJ66 1—LEI Creditor Resources, Inc. 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300XBOVRBRXXK6328 1—LEI CRI Solutions, Inc. 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300VQ0NE08PBZTO04 1—LEI Financial Planning Services, Inc. 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300ORWQA6WAZ3G755 1—LEI Garnet Assurance Corporation II 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493001EJGY2YS9Y7S04 1—LEI Massachusetts Fidelity Trust 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Company defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300SPI8S6R3YR2783 1—LEI Money Services, Inc. 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300GKCL1NYZEN7S04 1—LEI Monumental General 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Administrators, Inc. defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300ULKN30UL3LRR16 1—LEI Short Hills Management 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Company defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300O481B1WNR3BV29 1—LEI Stonebridge Benefit Services, 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Inc. defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300LKJPB2EV1AMX05 1—LEI TCF Asset Management 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Corporation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300CUIWISO4KODK51 1—LEI TCFC Air Holdings, Inc. 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493002R0X63RCGUU797 1—LEI TCFC Asset Holdings, Inc. 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300W3DDOKZCX5MG29 1—LEI The AEGON Trust 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300YNC64TFC2ERA21 1—LEI Transamerica Accounts 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Holding Corporation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300DXM2KFUK280891 1—LEI Transamerica Affordable 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Housing, Inc. defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300YGMXG1QHTBNS97 1—LEI Transamerica Agency 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Network, Inc. defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300404NXDZDER4F48 1—LEI Transamerica Capital, Inc. 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300H5AD20UE1SRD14 1—LEI Transamerica Commercial 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Finance Corporation, I defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300QTZZHSC6FPOD95 1—LEI Transamerica Consumer 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Finance Holding Company defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300UE4P7N6SM75991 1—LEI Transamerica Corporation 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 54930029N5J31L12IR33 1—LEI Transamerica Distribution 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Finance—Overseas, Inc. defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300CNQ8U5YYVYF622 1—LEI Transamerica Finance 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Corporation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300ZI1REXKDS0XX96 1—LEI Transamerica Fund Services, 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Inc. defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300CGVBCZVNTSYM45 1—LEI Transamerica Home Loan 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300FO5QGHCQB22X64 1—LEI Transamerica Investors 10—Ancillary services undertaking as Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Securities Corporation defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

15 SFCR 2018 **Public QRTs**

S.32.01.22 – Undertakings in the scope of the group

Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/Non mutual)	Supervisory Authority	Criteria of influence: % capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Inclusion in the scope of group supervision: Yes/No	Date of decision if art. 214 is applied	Group solvency calculation: Method used and under method 1, treatment of the undertaking
US	5493002HWFS01PKUI034	1 - LEI	Transamerica Leasing Holdings Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300R3FYWIVFX3C461	1 - LEI	Transamerica Resources, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300LFIDYX6TZLH440	1 - LEI	Transamerica Small Business Capital, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300GILZXUHZOOXS2	1 - LEI	Transamerica Stable Value Solutions Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300DS4RCPXDXMWR62	1 - LEI	Transamerica Vendor Financial Services Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300SPHDPCCVG6AB02	1 - LEI	United Financial Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300OR1YKL30UGU95	1 - LEI	WFG China Holdings, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300QPPLKNB32B8133	1 - LEI	World Financial Group, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300ECYE0GAX8UW74	1 - LEI	Zahorik Company, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493007KU4DYBWG8PS15	1 - LEI	AEGON Direct Marketing Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300CTAPOEO82TRN22	1 - LEI	AEGON Financial Services Group, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300Q8UW4HQ7M55K87	1 - LEI	Garnet Assurance Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300Z33GLIEVGDC83	1 - LEI	Garnet Assurance Corporation III	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493004KN1HBMBK0V75	1 - LEI	Intersecurities Insurance Agency, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300DTU38NRL2H6996	1 - LEI	Real Estate Alternatives Portfolio 3A, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300VSHD7QKVVV767	1 - LEI	Transamerica Affinity Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300D2A4ZCLQ8E491	1 - LEI	Transamerica Asset Management, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300GU134HN8T21U73	1 - LEI	World Financial Group Insurance Agency of Massachusetts, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300DSW1NKU3G7555	1 - LEI	World Financial Group Insurance Agency of Wyoming, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300UW0QON3GN6KL42	1 - LEI	World Financial Group Insurance Agency, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300W32KCZ5H0878	1 - LEI	Transamerica Financial Advisors, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual	Financial Industry Regulatory Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300HNPLHEUTETW290	1 - LEI	World Financial Group Insurance Agency of Hawaii, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual	Hawaii Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
KY	549300ZKTUZSV15HAV29	1 - LEI	Cedar Funding, Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Exempted Company Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
BM	549300608BGMDFCYEZ34	1 - LEI	Primus Guaranty Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Exempted Company Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	20.00%	20.00%	20.00%		2 - Significant	20.00%	1 - Included in the scope		10 - Other method
BM	5493006JLHUIU8MOI77	1 - LEI	Transamerica (Bermuda) Services Center, Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Exempted Company Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300LDE2L0YBDQQV68	1 - LEI	AEGON Transamerica Foundation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Foundation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CONTINUED ›

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

16 SFCR 2018 **Public QRTs**

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/Non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300VV3PPLEUXOL890	1 - LEI	Transamerica Institute	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Foundation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
GB	213800NTHB13U889C602	1 - LEI	AEGON EDC Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
HK	213800VY856SRR6EBL74	1 - LEI	Aegon Insights Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
HK	213800W7EAHGKOHTAL11	1 - LEI	AEGON Direct Marketing Services Insurance Broker (HK) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited by Shares	2 - Non-mutual	The Hong Kong Confederation of Insurance Brokers	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300S0MSHDNHYDEC28	1 - LEI	Aegon LIHTC Fund 51, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300MW8UPSOK7K463	1 - LEI	Aegon LIHTC Fund 57, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300P1PGCKCUE5U774	1 - LEI	Apollo Housing Capital Arrowhead Gardens, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300DBX4SS0C7BRX94	1 - LEI	Garnet LIHTC Fund III, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	5493005J2O28T6UED182	1 - LEI	Garnet LIHTC Fund IV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300W1XGJ3BIYAY69	1 - LEI	Garnet LIHTC Fund V, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300X1W557CAH2GK62	1 - LEI	Garnet LIHTC Fund X, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300OLPPLKC6I3P85	1 - LEI	Garnet LIHTC Fund XI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300T9OFZU82K3H547	1 - LEI	Garnet LIHTC Fund XII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300TLC7F10FPY537	1 - LEI	Garnet LIHTC Fund XII-A, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300U4KXD6J2OFMXH76	1 - LEI	Garnet LIHTC Fund XII-B, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	5493003SLGY1QUMOHD65	1 - LEI	Garnet LIHTC Fund XII-C, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300ALP4RVSGLMOM10	1 - LEI	Garnet LIHTC Fund XIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300HSURXHRYYLJT18	1 - LEI	Garnet LIHTC Fund XIII-A, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300MFKXKLJ4LX2K59	1 - LEI	Garnet LIHTC Fund XIII-B, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300RFWCWDDN7YQ360	1 - LEI	Garnet LIHTC Fund XIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300UK38Y28QDD5T34	1 - LEI	Garnet LIHTC Fund XIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300SE7TV62RSFML59	1 - LEI	Garnet LIHTC Fund XL, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300C7NLSXBP63472	1 - LEI	Garnet LIHTC Fund XLII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300LMLL5NEH96GZ59	1 - LEI	Garnet LIHTC Fund XLVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300RTCKUGAHQBR145	1 - LEI	Garnet LIHTC Fund XV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300HDYPZ7C1Y1T36	1 - LEI	Garnet LIHTC Fund XVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300ZK7RH2QLRAWW58	1 - LEI	Garnet LIHTC Fund XVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

CONTINUED ›

AEGON Solvency and Financial Condition Report Group - QRTs

Unaudited

17 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 549300VVVF7TTMWB1339 1—LEI Garnet LIHTC Fund XVIII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300XV44TF825KAS89 1—LEI Garnet LIHTC Fund XXII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300O5S7JTWJVKID74 1—LEI Garnet LIHTC Fund XXIII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300V6SVKA0SBE6088 1—LEI Garnet LIHTC Fund XXIX, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300KLCY6S2RFD0O83 1—LEI Garnet LIHTC Fund XXV, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300PL00MPBABIN093 1—LEI Garnet LIHTC Fund XXVI, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300L3CK61D3ZL8U12 1—LEI Garnet LIHTC Fund XXVIII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300DHBM7T6FZ0NM44 1—LEI Garnet LIHTC Fund XXXI, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 54930098NQIIP2EOR227 1—LEI Garnet LIHTC Fund XXXII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300VI4IBHJ448IP68 1—LEI Garnet LIHTC Fund XXXIII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300IJ08G1C7XGTL34 1—LEI Garnet LIHTC Fund XXXIV, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300FPUUUWSB4H9507 1—LEI Garnet LIHTC Fund XXXV, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300KHGR7MTK6SBR79 1—LEI LIHTC Fund 56, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493004I41768LSBKN02 1—LEI TAHP Fund VII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300NN5MMVBK8FK966 1—LEI Garnet LIHTC Fund XXXIX, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 1.00% 1.00% 1.00% 2—Significant 1.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300NK9DS2NIKW2045 1—LEI Garnet LIHTC Fund XXXVI, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 1.00% 1.00% 1.00% 2—Significant 1.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300N8UPLGS24W4K40 1—LEI Garnet LIHTC Fund XXXVII, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 1.00% 1.00% 1.00% 2—Significant 1.00% 1—Included in the scope 10—Other method LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300QFPDVB17PW2R60 1—LEI Aegon LIHTC Fund 55, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 2.83% 2.83% 2.83% 2—Significant 2.83% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300RGO11R1OBD4050 1—LEI AEGON Affordable Housing 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 5.01% 5.01% 5.01% 2—Significant 5.01% 1—Included in the scope 10—Other method Debt Fund I, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300HWN8CSSBZ4LT23 1—LEI Garnet LIHTC Fund XLI, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 10.01% 10.01% 10.01% 2—Significant 10.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300751M4BBRH4JZ78 1—LEI Aegon LIHTC Fund 52, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 11.82% 11.82% 11.82% 2—Significant 11.82% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300HPKPXNR7IDMH77 1—LEI Garnet LIHTC Fund XLVII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 15.00% 15.00% 15.00% 2—Significant 15.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300J64E50E4UZID54 1—LEI Garnet LIHTC Fund XXVII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 16.72% 16.72% 16.72% 2—Significant 16.72% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493008IF4AVVMVACP15 1—LEI Garnet LIHTC Fund XXIV, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 21.27% 21.27% 21.27% 2—Significant 21.27% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300Q8FF7GLGXF1G53 1—LEI 239 West 20th Street, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300HWP4QM4TXUEO41 1—LEI 25 East 38th Street, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300H1WKVVA1IWZI22 1—LEI 313 East 95th Street, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

18 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 549300CVIUECWU77MJ28 1—LEI 319 East 95th Street, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300BI7UYO30CEX949 1—LEI Transamerica International 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method Direct Marketing Consultants, defined in Article 1 (53) of Delegated Company LLC Regulation (EU) 2015/35 US 549300IYT675482ELI49 1—LEI Yarra Rapids, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300KS3XVJRUSMLE10 1—LEI Barfield Ranch Associates, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional LLC defined in Article 1 (53) of Delegated Company consolidation Regulation (EU) 2015/35 US 549300WCSXGBO4HEYF34 1—LEI Osceola Mitigation Partners, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional LLC defined in Article 1 (53) of Delegated Company consolidation Regulation (EU) 2015/35 US 54930029PERJ527UW475 1—LEI Placer 400 Investors, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional defined in Article 1 (53) of Delegated Company consolidation Regulation (EU) 2015/35 US 549300VK82YW9FDB6Z90 1—LEI Aegon LIHTC Fund 50, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 51.00% 51.00% 51.00% 1—Dominant 51.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493005QF3R3S7U0VF03 1—LEI Garnet LIHTC Fund XLVIII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 75.19% 75.19% 75.19% 1—Dominant 75.19% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300O7FH87FAKZ7J66 1—LEI AEGON Direct Marketing 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Services International, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US KEIOKM01PSK5VZ5CCI74 1—LEI AEGON Funding Company LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493003JEJ87PBC8MF88 1—LEI Aegon Global Services, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300SKERA111LX8B49 1—LEI ALH Properties Eight, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300M4GGDYA514HD56 1—LEI ALH Properties Eleven, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300FQ85RHI1X6GD97 1—LEI ALH Properties Four, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300FV7DWDRG300F41 1—LEI ALH Properties Nine, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300ZM0GT06PRNSU81 1—LEI ALH Properties Seven, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300KSU0SLH7MI6782 1—LEI ALH Properties Seventeen, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 54930036NE3MDX0EVY82 1—LEI ALH Properties Sixteen, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493005T7P5SRETN9I32 1—LEI ALH Properties Ten, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300UFAVK11H1WC672 1—LEI ALH Properties Twelve, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300RX905X22ER7I81 1—LEI ALH Properties Two, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300M62D4QF17PTO84 1—LEI AUSA Holding, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300GVK6KL1J8OP386 1—LEI FGH Realty Credit, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300T6I4LSEFT6P532 1—LEI FGH USA, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300M4FBYQIINMM731 1—LEI FGP 90 West Street, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300KCNERYMAWMQ266 1—LEI FGP West Street, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

19 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 549300M6FIIMQ0U0JM73 1—LEI Fifth FGP, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300TYGFX51637C240 1—LEI First FGP, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493002C51EDDD164U83 1—LEI Fourth FGP, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300JFVS0SKBXSVQ59 1—LEI Horizons Acquisition 5, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300N3976R2XOTG144 1—LEI Horizons St. Lucie 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Development, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300C4EOH3OS4OPW70 1—LEI Investors Warranty of 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation America, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493006H80Z1VM83F195 1—LEI LCS Associates, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300IG0V87JRQ67253 1—LEI Mitigation Manager LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300ZVH30L15F34X12 1—LEI Oncor Insurance Services, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300HFOLHQGE6G3H57 1—LEI PSL Acquisitions Operating, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493006INT7434WQKR24 1—LEI RCC North America LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300PZW42ST56KQ512 1—LEI Second FGP, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300D3JWB4O0MVL375 1—LEI Seventh FGP, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300TKM4Y9PBWESQ08 1—LEI St. Lucie West Development 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Company, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493002H4SPMUU2A4J23 1—LEI TABR Realty Services, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300CSZB2QI28ET474 1—LEI TAH Pentagon Funds, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493002CVVVQHNSZRD21 1—LEI TAH-Solar SLP, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300WT08KMB170P577 1—LEI Tradition Development 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Company, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300K3SBWSYD4NZK46 1—LEI Tradition Irrigation Company, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300QUT4BH7E7JPJ42 1—LEI Tradition Land Company, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300P6CH0Y6MINRR57 1—LEI Transamerica Aviation LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300CJHNW8RFXWCJ27 1—LEI Transamerica Redwood Park, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300XNFCQ6RZV81Q59 1—LEI Transamerica Retirement 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Advisors, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300UNFY0ZGYCS0G92 1—LEI Transamerica Retirement 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Insurance Agency, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493001HNK5P2VO0FS39 1—LEI Transamerica Retirement 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Solutions, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300YEJGF0KA0LDH24 1—LEI Transamerica Travel and 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation Conference Services, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

20 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 549300PCPGXEYR71WH63 1—LEI Transamerica Ventures Fund, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300DP4R0517BC3128 1—LEI Transamerica Ventures, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493009KI97D1UK71303 1—LEI Universal Benefits, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300GEDDS77EK2O842 1—LEI WFG Properties Holdings, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300RDXCN4ZNFDZX22 1—LEI Aegon Affordable Housing 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Debt Fund II, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300J8KZSSZB987494 1—LEI Aegon Affordable Housing 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Debt Fund III, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300CDVM3GDKYY2Y16 1—LEI Aegon Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments 50, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300ZD6ZTEZ5VDHI35 1—LEI Aegon Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments 51, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300IFTMTG6ME6CI48 1—LEI Aegon Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments 52, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 54930018DR0MVK5SZR05 1—LEI Aegon Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments 53, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300N7O3Y2LATDF785 1—LEI Aegon Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments 54, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300U5ZAQTUVOZVZ59 1—LEI Aegon Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments 55, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493006MZ5WPYKQHZ848 1—LEI Aegon Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments 56, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300N5IOI8H8F48G10 1—LEI Aegon Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments 57, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300NQUBYWSZZFPL65 1—LEI Aegon Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments 58, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300CREPZV3FGIG153 1—LEI Aegon LIHTC Fund 54, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300V3VZ21ZNBUA577 1—LEI Aegon LIHTC Fund 58, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300PKUNXMJNBJO817 1—LEI AEGON Managed Enhanced 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Cash, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300XXJB4ZT1OZ3X85 1—LEI Aegon Multi-Family Equity 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Fund, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493007HULLXBFYX2P16 1—LEI AMTAX Holdings 308 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300TUJ64B8YLQ2521 1—LEI AMTAX Holdings 347 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300XY4HRH11JGLU24 1—LEI AMTAX Holdings 388 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300GMEWSKTBNVEN40 1—LEI AMTAX Holdings 483 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300PDPC70JVWNFN73 1—LEI AMTAX Holdings 546 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493007NJNMS6LAN1C34 1—LEI AMTAX Holdings 559, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493006RXQ9G12XG0283 1—LEI AMTAX Holdings 567 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

21 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 549300BN1UD6YDJ74213 1—LEI AMTAX Holdings 588 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493006PV6C4BE40S950 1—LEI AMTAX Holdings 613 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300EZB1HRCEDDK394 1—LEI AMTAX Holdings 639 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 54930065RN3R4XBCC229 1—LEI AMTAX Holdings 649 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300SNWJDUTTW7PF60 1—LEI AMTAX Holdings 672 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300P0274082XNR737 1—LEI AMTAX Holdings 713 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493001IUFWQSJL83321 1—LEI Bay State Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments I, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300XOBLFX75TEUS56 1—LEI Bay State Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments II, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300UD0J639HBIM974 1—LEI Carle Place Leasehold SPE, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300Y0XBHMBUH13M31 1—LEI Cupples State LIHTC Investors, 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300EDO89RGQOI8B32 1—LEI FD TLIC Limited Liability 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Company defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300PJL1E0DZ31VO49 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments III, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300DPTHF0KK0TSI40 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments IV, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300JZULB8MP3X1B51 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments IX, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300O2NN4KJWUWT788 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments V, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493002AR837PU1M1C69 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments VI, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493004OJBKHJJ9YDB85 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments VII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300458U8ZNRDY8G63 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments VIII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300ZRSEBXQB1V1A24 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments X, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 54930020I1CESHMVKH05 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XI, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300NDVSS3EWNQAL50 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300WADLPQV8UPXH94 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XL, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300QJOH14GVCZNO42 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XLI, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300CNMGQ6DOR4IQ72 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XLII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493002KWL1W68CB8B66 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XLIII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493004ZTZACF44IYD46 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XLIV, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

22 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 549300SPZ8JQ7I8QHZ39 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XLIX, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300JVWBN836JM7096 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XLV, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300JKSMJGA8K5R503 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XLVI, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300RF3SQWKDE7NK49 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XLVII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300B4HINMNZ2M0S84 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XLVIII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300Z56HQTVIRH5K02 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XVIII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300P8OKD7I3X8PA46 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XX, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300PV5R4TNT67Q312 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXIV, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 54930058MIMGTMKEVG64 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXIX, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300MCIF4JJ8FVE238 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXV, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300CJEVLW6KDXQB84 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXVI, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493008SRGGFICHVKT31 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXVII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300JY7I7MMIK6VB81 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXVIII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493003KBIJMY84XQD87 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXXI, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300NZ1AE6JGQJ2B13 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXXII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300WRGM2L51RAJP76 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXXIII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493003O5EDQHH3ET090 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXXIV, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300O4F7NCA5FG6R18 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXXIX, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300AWMNM1PGVFA155 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXXV, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300NC570JF00WZF61 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXXVI, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300JHFJ0YGNOC0009 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXXVII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300OZ7Y9LUOFDVJ02 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments XXXVIII, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493007E9KL80F60VK91 1—LEI Garnet Community 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investments, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300IRQ56C4N7T5948 1—LEI Garnet LIHTC Fund IX, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300N5ZLAZHMTC1R17 1—LEI Garnet LIHTC Fund VI, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300HZEWHQCTPEO307 1—LEI Garnet LIHTC Fund VII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

23 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking US 5493004SHC8WFSE5A694 1—LEI Garnet LIHTC Fund VIII, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300NGU3I8J2HW6Y45 1—LEI Garnet LIHTC Fund XX, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300HTYYKUG7LF5I06 1—LEI Garnet LIHTC Fund XXI, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300PS0CZK1MGCOU47 1—LEI Life Investors Alliance LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493004WL1SZ3ZUWJK60 1—LEI Natural Resources 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Alternatives Portfolio I, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300TQKHJOK6Q0KB71 1—LEI Peoples Benefit Services, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300QOVHMBPQQ7Y889 1—LEI Real Estate Alternatives 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Portfolio 2, L.L.C. defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 54930082XZCX92K2CB75 1—LEI Real Estate Alternatives 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Portfolio 3, L.L.C. defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300PDVVV2SBVNCH80 1—LEI Real Estate Alternatives 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Portfolio 4 HR, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300UFVMZ3RG7BFY05 1—LEI Real Estate Alternatives 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Portfolio 4 MR, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300SZ90VI473SIK62 1—LEI SB Frazer Owner, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300DP0KVQUQPCQH28 1—LEI TAH Imani Fe GP, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300KXFGEQUG0MC082 1—LEI TAHP Fund 1, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300WC53SJQWIW1P51 1—LEI TAHP Fund 2, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300I2S3SCHEI7O909 1—LEI THH Acquisitions, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 5493004MX01X1NU9CG21 1—LEI Transamerica Pyramid 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Properties, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300U0Q546KNO9HF04 1—LEI Transamerica Realty 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method Investment Properties, LLC defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300430IP6TY087A85 1—LEI Zero Beta Fund, LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300ELQY6BPLF14V79 1—LEI AMTAX Holdings 561 LLC 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 2—Significant 100.00% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Company Regulation (EU) 2015/35 US 549300YJCPOR3LLDV758 1—LEI Imani FE, L.P. 10—Ancillary services undertaking as Limited Liability 2—Non-mutual 0.01% 0.01% 0.01% 2—Significant 0.01% 1—Included in the scope 10—Other method defined in Article 1 (53) of Delegated Partnership Regulation (EU) 2015/35 NL HQ3GGRCL36PHS3MFE294 1—LEI AEGON Derivatives N.V. 10—Ancillary services undertaking as Naamloze 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 1—Method 1: Full consolidation defined in Article 1 (53) of Delegated vennootschap (NV) Regulation (EU) 2015/35 BR 27076669BR10001 2—Specific MT ADMINISTRADORA E 10—Ancillary services undertaking as Private Company 2—Non-mutual 45.00% 45.00% 45.00% 2—Significant 45.00% 1—Included in the scope 2—Method 1: Proportional code CORRETORA DE SEGUROES defined in Article 1 (53) of Delegated consolidation LTDA Regulation (EU) 2015/35 TH 2138003C9DBI9I4ZR845 1—LEI ADMS Global Services 10—Ancillary services undertaking as Private Company 2—Non-mutual 47.37% 47.37% 47.37% 2—Significant 47.37% 1—Included in the scope 2—Method 1: Proportional (Thailand) Limited defined in Article 1 (53) of Delegated consolidation Regulation (EU) 2015/35 TH 213800CN7ISVO16Y1B81 1—LEI Aegon Insights (Thailand) 10—Ancillary services undertaking as Private Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 10—Other method Limited defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 BR 5493006UIZWKF5VM0P73 1—LEI Mongeral AEGON 10—Ancillary services undertaking as Private Company 2—Non-mutual 49.50% 49.50% 49.50% 2—Significant 49.50% 1—Included in the scope 10—Other method Administração e Benefícia defined in Article 1 (53) of Delegated Ltda. Regulation (EU) 2015/35 BR 5493000B2G5T5UIWI260 1—LEI Mongeral AEGON Tecnologia 10—Ancillary services undertaking as Private Company 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 2—Method 1: Proportional Ltda. defined in Article 1 (53) of Delegated consolidation Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

24 SFCR 2018 **Public QRTs**

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/Non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
BR	5493001G8S32WT4MSM24	1 - LEI	Mongeral AEGON Holding Ltda	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
BR	549300EPWBNT6DDO6G38	1 - LEI	Mongeral AEGON Investimentos Ltda	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
BR	549300976E4TD6S41C577	1 - LEI	Senior Services do Brasil Administração de Benefícios Ltda	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
MX	549300C3TWUXMQ7K2R68	1 - LEI	Akaan-Aegon, S.A.P.I. de C.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
MX	549300AQWLALW7T7VP55	1 - LEI	AEGON Direct Marketing Services Mexico, S.A. de C.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		98.78%	98.78%	98.78%		1 - Dominant	98.78%	1 - Included in the scope		1 - Method 1: Full consolidation
HU	2549005D9GPQE/5OK32	1 - LEI	ACT Hungary IT Service Korlátolt Felelősségű Társaság	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
JP	353800O1V9DINOPRTX59	1 - LEI	Aegon Insights Japan Co., Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
MX	549300Q7IQ5I59SPK646	1 - LEI	AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
BR	254900A7P8G1L0GKZE86	1 - LEI	Winsocial Administradora de Benefícios Ltda	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
HU	529900A4SDQG7VQKD164	1 - LEI	AEGON Magyarország Követelés Marketing Zártkörűen működő Részvénytársaság	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	Magyar Nemzeti Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
BR	549300GE4B7XX30VK92	1 - LEI	Transamerica Affinity Marketing Corretora de Seguros Ltda	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	Superintendência de Seguros Privados	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
TH	213800NLLWGMSZ858M59	1 - LEI	AEGON Direct Non Life Insurance Broker (Thailand) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	Office of Insurance Commission	72.74%	72.74%	72.74%		1 - Dominant	72.74%	1 - Included in the scope		1 - Method 1: Full consolidation
TH	213800KYU49SKRK1TT89	1 - LEI	AEGON Direct Life Insurance Broker (Thailand) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	Office of Insurance Commission	73.12%	73.12%	73.12%		1 - Dominant	73.12%	1 - Included in the scope		1 - Method 1: Full consolidation
ID	213800GZFALN69LD862	1 - LEI	PT. Aegon Insights Indonesia	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	State Minister of Investment/ Head of Capital Investment Coordinating Board (BKPM)	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
PR	5493007PHHMGXQRWHQ03	1 - LEI	WFG Insurance Agency of Puerto Rico, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	Commonwealth of Puerto Rico Office of the Commissioner of Insurance	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
CA	549300RULQ7ITL0NNP07	1 - LEI	WFG Securities Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
CA	5493003XNYB7RVNOH76	1 - LEI	World Financial Group Canada, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
CA	549300XF2MLPE6XDWV31	1 - LEI	World Financial Group Holding Company of Canada Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
CA	5493004BR6PHYHY6Q52	1 - LEI	World Financial Group Insurance Agency of Canada Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
CA	549300M2WFAWF2OPP52	1 - LEI	World Financial Group Subholding Company of Canada Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
AU	261700D99PHEJ5S1E537	1 - LEI	Aegon Insights Australia Pty Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Proprietary Limited	2 - Non-mutual	Australian Securities and Investments Commission	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
AU	261700DXVRBPWKMK41	1 - LEI	Transamerica Direct Marketing Asia Pacific Pty. Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Proprietary Limited	2 - Non-mutual	Australian Securities and Investments Commission	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
AU	261700H5YF6XMH9K2025	1 - LEI	Transamerica Insurance Marketing Asia Pacific Pty Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Proprietary Limited	2 - Non-mutual	Australian Securities and Investments Commission	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
ES	959800ZFSGDGA6N01Q58	1 - LEI	CAVANILLES, S.A.U.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sociedad Anónima Unipersonal (SAU)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
ES	959800K35FEUHGH30B80	1 - LEI	Aegon Mediacion S.L.U.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sociedad Limitada Unipersonal (SLU)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	549300NP1UOPW179N08	1 - LEI	Coöperatieve AEGON Financieringsmaatschappij U.A.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Vereniging	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CONTINUED ›

AEGON Solvency and Financial Condition Report Group - QRTs Unaudited

25 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking NL 549300X0WBQ509Z6CJ91 1—LEI AEGON Asset Management 8—Credit institution, investment firm Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Holding B.V. and financial institution vennootschap (BV) NL 549300TTPZVLCFH3HW73 1—LEI Aegon Asset Management 8—Credit institution, investment firm Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Pan-Europe B.V. and financial institution vennootschap (BV) NL 549300S7DH0HXAJSVI23 1—LEI AEGON Hypotheken B.V. 8—Credit institution, investment firm Besloten 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules and financial institution vennootschap (BV) NL 724500G180OW3773WC07 1—LEI Orange Loans B.V. 8—Credit institution, investment firm Besloten 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules and financial institution vennootschap (BV) GB 549300H04Q2RFS1HPW19 1—LEI Kames Capital Holdings 8—Credit institution, investment firm Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Limited and financial institution GB 54930068D346B3DJA524 1—LEI Kames Capital Management 8—Credit institution, investment firm Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Limited and financial institution GB 213800UEB5PQMZYOFM66 1—LEI AEGON Investment Solutions 8—Credit institution, investment firm Limited by Shares 2—Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Ltd. and financial institution Authority GB 213800URT7Q7H4IX5I41 1—LEI Aegon Investments Limited 8—Credit institution, investment firm Limited by Shares 2—Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules and financial institution Authority GB 213800XRUPSOZUPSF553 1—LEI Cofunds Limited 8—Credit institution, investment firm Limited by Shares 2—Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules and financial institution Authority GB 2138005XCX3B3QSMOH80 1—LEI Origen Financial Services 8—Credit institution, investment firm Limited by Shares 2—Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Limited and financial institution Authority CN 27076669CN10001 2—Specific AEGON Industrial Fund 8—Credit institution, investment firm Limited by Shares 2—Non-mutual China Insurance 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 4—Method 1: Sectoral rules code Management Co., LTD. and financial institution Regulatory Commission CN 27076669CN10000 2—Specific Shanghai Wisdom Asset 8—Credit institution, investment firm Limited by Shares 2—Non-mutual China Insurance 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 4—Method 1: Sectoral rules code Management Company Ltd and financial institution Regulatory Commission HK 549300SI743R1ZT34B49 1—LEI AEGON Asset Management 8—Credit institution, investment firm Limited by Shares 2—Non-mutual The Hong Kong 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules (Asia) Limited and financial institution Confederation of Insurance Brokers US 549300QZJJZZ2NCTMU50 1—LEI Transamerica Investment 8—Credit institution, investment firm Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Management, LLC and financial institution Company NL 549300772D1G8JPIUR96 1—LEI Aegon Bank N.V. 8—Credit institution, investment firm Naamloze 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules and financial institution vennootschap (NV) HU 213800Z2BRCJ5NA5I178 1—LEI AEGON Magyarország 8—Credit institution, investment firm Private Company 2—Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Lakástakarékpénztár Zrt. and financial institution HU 213800DQISR6G49WXI83 1—LEI AEGON Magyarország 8—Credit institution, investment firm Private Company 2—Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Befektetési Alapkezelő and financial institution Zártkörúen Müködö Részvénytársaság ES 959800SE0ENDNHZMMZ87 1—LEI AEGON Activos A.V., S.A. 8—Credit institution, investment firm Sociedad Anónima 2—Non-mutual Comisión Nacional del 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules and financial institution Unipersonal (SAU) Mercado de Valores NL 724500FOHJDQ6OYS3Z70 1—LEI Aegon PPI B.V. 9—Institution for occupational Besloten 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules retirement provision vennootschap (BV) NL 724500FTXOFL1M1HHY30 1—LEI CAPPITAL Premiepensioenin- 9—Institution for occupational Besloten 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules stelling B.V. retirement provision vennootschap (BV) US 5493001BX7IX6W8YXF92 1—LEI AEGON USA Real Estate 11—Non-regulated undertaking Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Services, Inc. carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 US 5493002J7SZ79DI33T92 1—LEI AEGON USA Realty Advisors 11—Non-regulated undertaking Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules of California, Inc. carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 US 5493003SYWQCN68VWG95 1—LEI AXA Equitable AgriFinance, 11—Non-regulated undertaking Limited Liability 2—Non-mutual 50.00% 50.00% 50.00% 2—Significant 50.00% 1—Included in the scope 4—Method 1: Sectoral rules LLC carrying out financial activities as Company defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 US 5493004OHKB8GOWS7Q87 1—LEI AEGON USA Asset 11—Non-regulated undertaking Limited Liability 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Management Holding, LLC carrying out financial activities as Company defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 RO 549300FPF48D7U5LXB78 1—LEI AEGON PENSII—Societate de 11—Non-regulated undertaking Private Company 2—Non-mutual Autoritatea de 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Administrare a Fondurilor de carrying out financial activities as Supraveghere Financiara Pensii Private S.A. defined in Article 1 (52) of Delegated —Sectorul de Pensii Private Regulation (EU) 2015/35 PL 259400COIIDVAW4L9035 1—LEI AEGON Powszechne 11—Non-regulated undertaking Private Company 2—Non-mutual Komisja Nadzoru 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Towarzystwo Emerytalne carrying out financial activities as Finansowego Spóĺka Akcyjna defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 SK 315700RZAH6QAU6HY806 1—LEI AEGON, d.s.s., a.s 11—Non-regulated undertaking Private Company 2—Non-mutual Narodna Banka Slovenska 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 NL 5493005S591LT1RDBJ14 1—LEI AEGON Investment 14—UCITS management companies as Besloten 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules Management B.V. defined in Article 1 (54) of Delegated vennootschap (BV) Regulation (EU) 2015/35 NL JV4UPVCSE0JZHVXMZL03 1—LEI TKP Investments B.V. 14—UCITS management companies as Besloten 2—Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 4—Method 1: Sectoral rules defined in Article 1 (54) of Delegated vennootschap (BV) Regulation (EU) 2015/35 CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

26 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking GB 213800O24R9L3ZG21H70 1 - LEI Kames Capital plc 14 - UCITS management companies as Public Limited 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules defined in Article 1 (54) of Delegated Company Authority Regulation (EU) 2015/35 FR 969500EFTR4WOMMCYL31 1 - LEI La Banque Postale Asset 14 - UCITS management companies as Société Anonyme 2 - Non-mutual Autorité des Marchés 25.00% 25.00% 25.00% 2 - Significant 25.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management S.A. defined in Article 1 (54) of Delegated Financiers Regulation (EU) 2015/35 NL 724500UQ6H0LXUR3U428 1 - LEI Saemor Capital B.V. 15 - Alternative investment funds Besloten 2 - Non-mutual 68.00% 68.00% 68.00% 1 - Dominant 68.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) vennootschap (BV) of Delegated Regulation (EU) 2015/35 NL 724500679989NKV3KK05 1 - LEI Pelargos Capital B.V. 15 - Alternative investment funds Besloten 2 - Non-mutual 73.34% 73.34% 73.34% 1 - Dominant 73.34% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) vennootschap (BV) of Delegated Regulation (EU) 2015/35 US 549300CRTPRTXDBFSF41 1 - LEI AUIM Credit Opportunities 15 - Alternative investment funds Limited Liability 2 - Non-mutual 98.36% 98.36% 98.36% 1 - Dominant 98.36% 1 - Included in the scope 4 - Method 1: Sectoral rules Fund, LLC managers as defined in Article 1 (55) Company of Delegated Regulation (EU) 2015/35 US 4DJIF67XTB552L0E3L78 1 - LEI AEGON USA Investment 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management, LLC managers as defined in Article 1 (55) Company of Delegated Regulation (EU) 2015/35 US 54930021S1WCKH88L448 1 - LEI AEGON USA Realty Advisors, 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules LLC managers as defined in Article 1 (55) Company of Delegated Regulation (EU) 2015/35 US 54930039LKYHR13O8M95 1 - LEI AHDF Manager I, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) Company of Delegated Regulation (EU) 2015/35 US 549300YCTMC0VMMGKT18 1 - LEI AHDF Manager II, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) Company of Delegated Regulation (EU) 2015/35 US 549300I3UF6VQ43TTD58 1 - LEI AHDF Manager III, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) Company of Delegated Regulation (EU) 2015/35 US 549300S3Q1OT1XOHRN33 1 - LEI AMFETF Manager, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) Company of Delegated Regulation (EU) 2015/35 US 549300N12DHTZPQEK057 1 - LEI Aegon Market Neutral Income 15 - Alternative investment funds Limited Liability 2 - Non-mutual 0.01% 100.00% 0.01% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Fund, LLC managers as defined in Article 1 (55) Company of Delegated Regulation (EU) 2015/35 KY 5493008Q0Q91L9DX5X52 1 - LEI AUIM Credit Opportunities 15 - Alternative investment funds Partnership 2 - Non-mutual 98.36% 98.36% 98.36% 1 - Dominant 98.36% 1 - Included in the scope 4 - Method 1: Sectoral rules Master Fund Ltd. managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 NL 7245009FH3J461GU5E11 1 - LEI OB Capital Coöperatief U.A. 99 - Other Besloten 1 - Mutual 95.00% 95.00% 95.00% 1 - Dominant 95.00% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method NL 724500F99S6EMDTSCH70 1 - LEI Newest Industry B.V. 99 - Other Besloten 2 - Non-mutual 20.00% 20.00% 20.00% 2 - Significant 20.00% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method NL 549300FFX43FI7CIS210 1 - LEI Hayfin SOF II AIV IB 99 - Other Besloten 2 - Non-mutual 21.00% 21.00% 21.00% 2 - Significant 21.00% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method NL 7245001A5FB1PPN6UP28 1 - LEI Dynamic Credit Group B.V. 99 - Other Besloten 2 - Non-mutual 25.00% 25.00% 25.00% 2 - Significant 25.00% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method NL 5493004Y543G9EIXOP27 1 - LEI Mezzanine Partners III 99 - Other Besloten 2 - Non-mutual 30.00% 30.00% 30.00% 2 - Significant 30.00% 1 - Included in the scope 3 - Method 1: Adjusted equity Co-Invest LP vennootschap (BV) method NL 724500129UQ0HIU9TJ11 1 - LEI Romeo Financiële Diensten 99 - Other Besloten 2 - Non-mutual 42.50% 42.50% 42.50% 2 - Significant 42.50% 1 - Included in the scope 3 - Method 1: Adjusted equity B.V. vennootschap (BV) method NL 549300W8NKO4ZX7HP298 1 - LEI HPS Core fund 99 - Other Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method NL 72450085ROINJRUDAT34 1 - LEI Woodpecker Holding B.V. 99 - Other Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method NL 7245008MYEF0J46B9O51 1 - LEI Robidus Adviesgroep B.V. 99 - Other Besloten 2 - Non-mutual 94.37% 94.37% 94.37% 1 - Dominant 94.37% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method NL 27076669NL10003 2 - Specific Robidus Groep B.V. 99 - Other Besloten 2 - Non-mutual 94.37% 94.37% 94.37% 1 - Dominant 94.37% 1 - Included in the scope 3 - Method 1: Adjusted equity code vennootschap (BV) method NL 27076669NL10004 2 - Specific Robidus International B.V. 99 - Other Besloten 2 - Non-mutual 94.37% 94.37% 94.37% 1 - Dominant 94.37% 1 - Included in the scope 3 - Method 1: Adjusted equity code vennootschap (BV) method NL 27076669NL10005 2 - Specific Robidus Risk Consulting B.V. 99 - Other Besloten 2 - Non-mutual 94.37% 94.37% 94.37% 1 - Dominant 94.37% 1 - Included in the scope 3 - Method 1: Adjusted equity code vennootschap (BV) method NL 27076669NL10006 2 - Specific Robidus Solutions B.V. 99 - Other Besloten 2 - Non-mutual 94.37% 94.37% 94.37% 1 - Dominant 94.37% 1 - Included in the scope 3 - Method 1: Adjusted equity code vennootschap (BV) method NL 72450040J7TKEULHHB16 1 - LEI Robijn Participaties B.V. 99 - Other Besloten 2 - Non-mutual 94.37% 94.37% 94.37% 1 - Dominant 94.37% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method NL 27076669NL10010 2 - Specific Salus Holding B.V. 99 - Other Besloten 2 - Non-mutual 94.37% 94.37% 94.37% 1 - Dominant 94.37% 1 - Included in the scope 3 - Method 1: Adjusted equity code vennootschap (BV) method NL 27076669NL10007 2 - Specific Virta B.V. 99 - Other Besloten 2 - Non-mutual 94.37% 94.37% 94.37% 1 - Dominant 94.37% 1 - Included in the scope 3 - Method 1: Adjusted equity code vennootschap (BV) method NL 724500ARCNN8JVOQBX96 1 - LEI AEGON Asia B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method NL 724500P2KWMJER1T2J60 1 - LEI AEGON Brazil Holding II B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity vennootschap (BV) method

27 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking NL 724500NNI6CBPM2LWC36 1—LEI AEGON CEE B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500V6ZHI91QY7NZ81 1—LEI AEGON Corporate Center B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 7245005IV1TNSBVLA885 1—LEI AEGON Innovation 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Investments B.V. vennootschap (BV) method NL 724500213VWWN1ERJ702 1—LEI Aegon Loans B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500EVZJMQMAX50A37 1—LEI AEGON Mexico Holding B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500UA6GN8PUQLFQ18 1—LEI AEGON Mexico Holding II B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500ECYT6QX2FESN95 1—LEI AEGON Mexico Holding III B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 7245003TEAHUXU7JJG11 1—LEI AEGON Mexico Holding IV B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500FF19WGRZFYXG65 1—LEI AEGON Nevak Holding B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500LQOWADARWJB642 1—LEI AEGON Taiwan Holding B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500IJCP4KIJPHWK05 1—LEI Be Suitable B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500QXCRAAGDLGC705 1—LEI Digital Investments CEE B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 7245001F1O84YYEZDP76 1—LEI Ensupport B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500DLE2Z6B5YR3869 1—LEI Nedasco B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500S36GIRXX6FGV24 1—LEI Nedasco Financiële Diensten 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity B.V. vennootschap (BV) method NL 72450059S7PWK873O939 1—LEI NewDutch B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 72450024BJ4DX65RAO95 1—LEI SAECURE 12 B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500L2I289URG9C888 1—LEI SAECURE 13 NHG B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 7245007BDASS69G5ST47 1—LEI SAECURE 14 NHG B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 724500ANME5QAXIYVP30 1—LEI SAECURE 15 B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 7245004OZYVVG24VCN52 1—LEI TKP Pensioen B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method NL 549300P8J6EFWEAPGD12 1—LEI AEGON Asset Management 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Value Hub B.V. vennootschap (BV) method NL 5493003HYP3THDEOG691 1—LEI AEGON Custody B.V. 99—Other Besloten 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (BV) method US 54930094CUO17HBJ0W89 1—LEI Pearl Holdings, Inc. I 99—Other Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method US 54930038P280NHW4HY18 1—LEI Pearl Holdings, Inc. II 99—Other Corporation 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 21380089YAVOU765US98 1—LEI Tenet Group Limited (Minority 99—Other Limited by Shares 2—Non-mutual 22.04% 22.04% 22.04% 2—Significant 22.04% 1—Included in the scope 10—Other method Shareholding) GB 549300AMRZPVJ52LT884 1—LEI Kames Sterling Reserve Fund 99—Other Limited by Shares 2—Non-mutual 99.27% 99.27% 99.27% 1—Dominant 99.27% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800XW5778M5G95M45 1—LEI AEGON Investment Solutions 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity - Nominee 1 (Gross) Ltd. method GB 2138006FPYVIWJYPWT73 1—LEI AEGON Investment Solutions 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity - Nominee 2 (Net) Ltd. method GB 213800MU6N7QJUWCEZ34 1—LEI AEGON Investment Solutions 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity - Nominee 3 (ISA) Ltd. method GB 213800RQS2WCWEPO3S46 1—LEI AEGON Pension Trustee 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Limited method GB 213800D2BKEYKQB8S653 1—LEI AEGON SIPP GUARANTEE 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity NOMINEE LIMITED method GB 213800T2EN7Y3DBFUZ91 1—LEI Aegon SIPP Nominee 2 Ltd. 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800NSW238W1LX2M70 1—LEI AEGON SIPP Nominee Ltd. 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800J36W1T73RAUM25 1—LEI AEGON UK Corporate Services 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Limited method GB 213800KW3U5C7JUBTJ25 1—LEI AEGON UK IT Services Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method CONTINUED > Solvency and Financial Condition Report Group—QRTs Unaudited

28 SFCR 2018 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used of the ID Category % establishment for group Method used and under Identification code of of the Legal Name of (mutual/Non Supervisory capital of consolidated % voting Level of solvency Date of decision if method 1, treatment of Country the undertaking undertaking the undertaking Type of undertaking Legal form mutual) Authority share accounts rights Other criteria influence calculation Yes/No art. 214 is applied the undertaking GB 213800FHIPZGT9PVZD75 1—LEI AEGON UK Property Fund 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Limited method GB 2138009UHKLZG7WF6I63 1—LEI Andrews Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 2138008ND7K2NAM3Z989 1—LEI Cofunds Leasing Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800LLFS57I2QVRN18 1—LEI Cofunds Nominees Ltd 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800MRW8IPNNSRNT79 1—LEI Dorset Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 2138005VJPBIGSUYDH61 1—LEI Lochside Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800J9W9UJTLC4O476 1—LEI Minster Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800RMKHHF3Y6QR371 1—LEI Momentum Group Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800XEAM78W89IMU15 1—LEI NEWCAST PROPERTY 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity DEVELOPMENTS (ONE) method LIMITED GB 213800JGJ88WL6SHDZ54 1—LEI NEWCAST PROPERTY 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity DEVELOPMENTS (TWO) method LIMITED GB 213800MQKCGEXWYZSA30 1—LEI Origen Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 2138004URG54I4AY7C42 1—LEI Scottish Equitable (Managed 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Funds) Limited method GB 213800Y6F5TEHRNEVQ22 1—LEI Victoria Nominees Limited 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method GB 213800FZLNHS3RWPEE64 1—LEI Witham Institutional Nominee 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Limited method GB 213800CA3P6O2SCC3L88 1—LEI AEGON Direct Marketing 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Services Europe Ltd. method GB 549300JGN4TVLKAXRX50 1—LEI Kames Target Healthcare 99—Other Limited by Shares 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity General Partner Limited method NL 7245004BD2VTVTCOGH38 1—LEI Hague Reinsurance 99—Other Naamloze 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Management N.V. vennootschap (NV) method NL 724500602MH5MLCAIB68 1—LEI Knab Advies & Bemiddeling 99—Other Naamloze 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity N.V. vennootschap (NV) method NL 724500MOMIN93HZ83T35 1—LEI Van Nierop Assuradeuren N.V. 99—Other Naamloze 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity vennootschap (NV) method HU 529900WONIAY1TPGY043 1—LEI Help24 Assistance Korlátolt 99—Other Partnership 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Felelósségú Társaság method IN 335800TROFOEPZC6NR33 1—LEI Transamerica Direct Marketing 99—Other Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Consultants Private Limited method CN 30030011FH72AL0QBG84 1—LEI YingHui Marketing 99—Other Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Consultancy (Shanghai) Co., method Ltd. PL 259400ZLEYNUG1B48D49 1—LEI Phinance Spóĺka Akcyjna 99—Other Private Company 2—Non-mutual 49.00% 49.00% 49.00% 2—Significant 49.00% 1—Included in the scope 3—Method 1: Adjusted equity method HU 529900NPFBHZ6OLPHB75 1—LEI AEGON Magyarország 99—Other Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Pénztárszolgáltató method Zártkörúen Müködö Részvénytársaság PL 259400KCGRY9E2W3KA15 1—LEI AEGON Services spóĺka z 99—Other Private Company 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity ograniczoną method odpowiedzialnościá PL 259400VWAVP1AZGQ0L03 1—LEI Aegon Towarzystwo Funduszy 99—Other Private Company 2—Non-mutual Komisja Nadzoru 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Inwestycyjnych Spóĺka Akcyjna Finansowego method SK 097900BFEO0000013936 1—LEI AEGON partner, s.r.o. 99—Other Private Company 2—Non-mutual Narodna Banka Slovenska 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity method ID 2138003M3NTP1HB19R27 1—LEI PT. Futuready Insurance 99—Other Private Company 2—Non-mutual Otoritas Jasa Keuangan – 80.00% 80.00% 80.00% 1—Dominant 80.00% 1—Included in the scope 3—Method 1: Adjusted equity Broker Indonesia Financial method Services Authority JP 3538001359ADMOPRUY33 1—LEI Aegon Insurance Services Co., 99—Other Private Company 2—Non-mutual Financial Services Agency 100.00% 100.00% 100.00% 1—Dominant 100.00% 1—Included in the scope 3—Method 1: Adjusted equity Ltd. (Japan) method ES 9598007MY7BUNEAWHH88 1—LEI AEGON España Holdco, S.R.L. 99—Other Sociedad de 2—Non-mutual 100.00% 100.00% 100.00% 1—Dominant 100.00% 3—Method 1: Adjusted equity Responsabilidad method Limitada (SRL) Solvency and Financial Condition Report Group—QRTs Unaudited

aegon.com Solvency and Financial Condition Report Group—QRTs